Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-211062

December 10, 2018

EVERSOURCE ENERGY

Pricing Term Sheet

Issuer:	Eversource Energy
Security:	$400,000,000 3.80% Senior Notes, Series N, Due 2023 (the “Notes”)
Principal Amount:	$400,000,000
Maturity Date:	December 1, 2023
Coupon:	3.80%
Benchmark Treasury:	2.875% due November 30, 2023
Benchmark Treasury Price / Yield:	100-24 1/4 / 2.711%
Spread to Benchmark Treasury:	117 basis points
Yield to Maturity:	3.881%
Price to Public:	99.638% of the principal amount
Interest Payment Dates:	Semi-annually on June 1 and December 1 of each year, commencing on June 1, 2019.
Redemption Provisions:	Make-whole call at any time prior to November 1, 2023 (one month prior to the Maturity Date) at a discount rate of Treasury plus 20 basis points and on or after such date at par
Trade Date:	December 10, 2018
Settlement Date*:	December 13, 2018 (T+3)
Concurrent Debt Offering:	The Issuer is also offering $500,000,000 of its 4.25% Senior Notes, Series O, Due 2029
CUSIP / ISIN:	30040W AG3 / US30040WAG33
Ratings**:	Baal (Moody’s); A (S&P); BBB+ (Fitch)
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC RBC Capital Markets, LLC TD Securities (USA) LLC BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc.
Co-Manager:	The Williams Capital Group, L.P.

* Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes in the secondary market prior to the date that is two business days before the settlement date will be required, by virtue of the fact that the notes initially will settle T+3 (on December 13, 2018) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of notes who wish to trade notes prior to the date that is two business days before the settlement date should consult their own advisors.

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, PNC Capital Markets LLC toll-free at (855) 881-0697, RBC Capital Markets, LLC toll-free at (866) 375-6829, or TD Securities (USA) LLC toll-free at (855) 495-9846.